Josh Kaufman (212) 479-6495 josh.kaufman@cooley.com	VIA EDGAR

September 24, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Mr. Alan Campbell

Ms. Christine Westbrook

Mr. David Burton

Ms. Mary Mast

Re:	Orphazyme A/S

Amendment No. 2 to Registration Statement on Form F-1

Filed September 23, 2020

File No. 333-248607

Ladies and Gentlemen:

On behalf of our client, Orphazyme A/S (the “Company”), we are responding to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 23, 2020 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to the Registration Statement on Form F-1 (the “Registration Statement”). In response to the Comment set forth in the Comment Letter, the Company is filing via EDGAR Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”) with this response letter solely to refile Exhibit 5.1.

Set forth below is the Company’s response to the Comment. For your convenience, we have incorporated the Comment into this response letter.

Exhibits

1.

We note that counsel’s revised Exhibit 5.1 opinion assumes copies of minutes or resolutions correctly record the proceedings at such meetings and/or subject matter which they purport to record, and that all resolutions set out in such copies were duly passed. It is inappropriate for counsel to assume that all necessary corporate action was taken to authorize the issuance of the securities covered by the registration statement. Please have counsel file a revised opinion that does not assume such matters. We will not object to assumptions that a pricing committee of the Board of Directors will have taken action necessary to set the sale price of the securities or that investors will actually pay the purchase price. Refer to Staff Legal Bulletin No. 19, Section II.B.3.a.

September 24, 2020

Response to Comment 1

In response to the Staff’s comment, the Amended Registration Statement includes a revised Exhibit 5.1 opinion of Gorrissen Federspiel Advokatpartnerselskab.

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Please direct any questions or comments concerning the Amended Registration Statement or this response letter to either the undersigned at (212) 479-6495.

Very truly yours,

/s/ Josh Kaufman

Josh Kaufman

cc:	Kim Stratton, Orphazyme A/S

Anders Vadsholt, Orphazyme A/S

Divakar Gupta, Cooley LLP

Alison Haggerty, Cooley LLP

Mark Ballantyne, Cooley LLP

Ilir Mujalovic, Shearman & Sterling LLP